As filed with the Securities and Exchange Commission on July 18, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SOMAXON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-0161599 (I.R.S. Employer Identification Number)
3721 Valley Centre Drive, Suite 500
San Diego, California 92130
(858) 480-0400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David F. Hale
Executive Chairman of the Board and
Interim Chief Executive Officer
Somaxon Pharmaceuticals, Inc.
3721 Valley Centre Drive, Suite 500
San Diego, California 92130
(858) 480-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Matthew W. Onaitis, Esq. Vice President and General Counsel Somaxon Pharmaceuticals, Inc. 3721 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 480-0400

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum	Amount of
of Securities to be		Offering	Aggregate Offering	Registration
Registered	Amount to be Registered(1)	Price per Share(1)	Price(2)	Fee
Common Stock, par value $0.0001 per share	3,672,098	$3.46 (2)	$12,705,459	$499.32
Common Stock, par value $0.0001 per share	165,000	$5.42 (3)	$894,300	$35.15
Total	3,837,098		$13,599,759	$534.47

(1)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

(2)	In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for the calculating of the registration fees due for this filing. For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of our stock reported by the Nasdaq Global Market on July 17, 2008, which was $3.46.

(3)	The proposed maximum offering price per share was determined in accordance with Rule 457(g) under the Securities Act of 1933, under which rule the per share price is estimated by reference to the exercise price of the securities.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

(Subject to completion, dated July 18, 2008)
PROSPECTUS
3,837,098 Shares
Common Stock

     This prospectus relates to the resale of up to 3,837,098 in the aggregate of shares of our common stock that we may issue from time to time to the selling stockholder listed in the section beginning on page 30 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a common stock purchase agreement between Kingsbridge and ourselves dated May 21, 2008 and a warrant we issued to Kingsbridge on that date. Kingsbridge is an “underwriter” within the meaning of the Securities Act. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. However, unless and until the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75 million, the selling stockholder may not offer or sell pursuant to this prospectus in any twelve calendar month period more than one-third (1/3) of the aggregate market value of the shares of our common stock held by non-affiliates. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 31. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.
     Our common stock is quoted on The Nasdaq Global Market under the symbol “SOMX.” The last reported sale price for our common stock on July 8, 2008 was $4.37 per share. We have not offered any securities during the past twelve calendar months pursuant to General Instruction I.B.6. of Form S-3. As of July 8, 2008, we had 18,422,847 shares of common stock outstanding, excluding shares being sold in this offering, of which 7,879,443 shares were held by non-affiliates. Consequently, the aggregate market value of our outstanding common stock held by non-affiliates as of July 8, 2008 was $34,433,166.
     Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” on Page 6 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

PROSPECTUS SUMMARY
     The following summary highlights information contained in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 6, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. Unless the context requires otherwise, in this prospectus and the information incorporated herein by reference, the terms “Somaxon,” “we,” “us” and “our” refer to Somaxon Pharmaceuticals, Inc., a Delaware corporation. References to “selling stockholder” refer to the stockholder listed herein under the heading “Selling Stockholder” on page 30, who may sell shares from time to time as described in this prospectus.
SOMAXON PHARMACEUTICALS, INC.
     We are a specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates for the treatment of diseases and disorders in the fields of psychiatry and neurology. We have completed our Phase 3 clinical program for our lead product candidate, SILENOR™ (doxepin hydrochloride) for the treatment of insomnia. We submitted our New Drug Application, or NDA, for SILENOR™ to the U.S. Food and Drug Administration, or FDA, on January 31, 2008. In April 2008, the FDA notified us that it accepted for filing the NDA for SILENOR™ as of March 31, 2008. Pursuant to the Prescription Drug User Fee Act, or PDUFA, guidelines, we expect that the FDA will complete its review and provide an action letter with respect to the NDA by December 1, 2008. We believe that the improvements in sleep onset, sleep maintenance and prevention of early awakenings and the favorable safety and tolerability profile of SILENOR™ demonstrated in our clinical development program are sufficient to support a determination by the FDA that SILENOR™ can be approved for the treatment of insomnia. We believe that SILENOR™ is highly differentiated from currently available insomnia treatments, and if approved, could have significant advantages in a large and growing market. Based on data from Wolters Kluwer, in 2007 the prescription market for the treatment of insomnia grew approximately 11 percent compared to 2006 to more than 60 million prescriptions. According to IMS Health, the insomnia market accounted for more than $3 billion in sales in 2007 despite the introduction in April 2007 of generic versions of Ambien, which was the leading prescription product at the time. We are conducting market preparation activities to prepare for the launch of SILENOR™ and are in discussions with third parties to optimize the commercial success of SILENOR™. As a component of our marketing strategy, we plan to co-promote SILENOR™ to specialists.
     We were incorporated in Delaware in August 2003. Our principal executive offices are located at 3721 Valley Centre Drive, Suite 500, San Diego, California 92130, and our telephone number is (858) 480-0400. Our website address is www.somaxon.com. The information on, or accessible through, our website is not part of this report.
     The U.S. Patent and Trademark Office has accepted our application to register our corporate name, Somaxon Pharmaceuticals™, for use in connection with pharmaceutical preparations for the treatment of neurological, psychiatric and rheumatologic disorders, and we expect that it will issue the registration certificate shortly. We have obtained foreign trademark registrations for the trademark SOMAXON PHARMACEUTICALS in Europe, Japan and Australia and have a pending foreign trademark application for the same mark in Canada. We have also applied for trademark registration for SILENOR™ in the U.S., Canada and Mexico, and have obtained a registration for this mark in Europe. All other trademarks, trade names and service marks appearing in this report are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

EQUITY FINANCING WITH KINGSBRIDGE CAPITAL
     On May 21, 2008, we entered into a Committed Equity Financing Facility, or CEFF, with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to the lesser of $50 million or 3,672,098 shares of our common stock. In connection with the CEFF, we entered into a common stock purchase agreement and registration rights agreement with Kingsbridge, both dated May 21, 2008, and on that date we also issued a warrant to Kingsbridge to purchase 165,000 shares of our common stock at a price of $5.4175 per share. This warrant is fully exercisable beginning six months after May 21, 2008 and for a period of five years thereafter.
     The shares of common stock that may be issued to Kingsbridge under the common stock purchase agreement and the warrant will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, we have filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the common stock purchase agreement or upon exercise of the warrant. Through this prospectus, Kingsbridge may offer to the public for resale shares of our common stock that we may issue to Kingsbridge pursuant to the common stock purchase agreement, or that Kingsbridge may acquire upon exercise of the warrant.
     The common stock purchase agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, shares of our common stock for cash consideration up to an aggregate of the lesser of $50 million or 3,672,098 shares of our common stock, subject to certain conditions and restrictions. We may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, “draw down” funds under the CEFF by selling shares of our common stock to Kingsbridge. The purchase price of these shares will be at a discount ranging from six to twelve percent of the volume weighted average of the price of our common stock for each of the eight trading days following our election to sell shares, or “draw down” under the CEFF. The discount on each of these eight trading days will be determined as follows, and the resultant price will be used to determine the number of shares issuable to Kingsbridge with respect to one-eighth (1/8) of the aggregate draw down amount:

	PERCENT OF	(APPLICABLE
VWAP*	VWAP	DISCOUNT)
Greater than $10.00 per share	94%	(6)%
Less than or equal to $10.00 per share but greater than $7.75 per share	92%	(8)%
Less than or equal to $7.75 per share but greater than $2.50 per share	90%	(10)%
Less than or equal to $2.50 per share but greater than or equal to $1.75 per share	88%	(12)%

*	As set forth in the common stock purchase agreement, “VWAP” means the volume weighted average price (the aggregate sales price of all trades of our common stock during each trading day divided by the total number of shares of common stock traded during that trading day) of our common stock during any trading day as reported by Bloomberg, L.P. using the AQR function. The VWAP and corresponding discount will be determined for each of the eight trading days during a draw down pricing period.
     During the eight trading day pricing period for a draw down, if the VWAP for any one trading day is less than the greater of (i) $1.75 or (ii) 90 percent of the closing price of our common stock for the trading day immediately preceding the beginning of the draw down period, the VWAP from that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth (1/8) of the draw down amount we had initially specified. In addition, if trading in our common stock is suspended for any reason for more than three consecutive or non-consecutive hours during any trading day during a draw down pricing period, that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one eighth (1/8) of the draw down amount we had initially specified.
     The maximum number of shares of common stock that we can issue pursuant to the CEFF is 3,672,098 shares. An additional 165,000 shares of common stock are issuable if Kingsbridge exercises the warrant that we issued to it in connection with its entry into the CEFF. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of stock under the CEFF provide an appropriate means of raising capital.

     Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs of a maximum amount of, at our discretion, either (i) 2.0 percent of our market capitalization at the time of the draw down, or (ii) the lesser of (A) 3.0 percent of our market capitalization at the time of the draw down and (B) the alternative draw down amount calculated pursuant to the common stock purchase agreement. Neither (i) nor (ii) may exceed a $10 million limit. Unless Kingsbridge agrees otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next draw down pricing period. Kingsbridge is not obligated to purchase shares at prices below $1.75 per share.
     During the term of the CEFF, without Kingsbridge’s prior written consent, we may not issue securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for our common stock is determined using a floating discount or other post-issuance adjustable discount to the market price of the common stock, including pursuant to an equity line or other financing that is substantially similar to the arrangement provided for in the CEFF, with certain exceptions.
     The issuance of our common stock under the CEFF or upon exercise of the Kingsbridge warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of the issuance. Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.
     Kingsbridge agreed in the common stock purchase agreement that during the term of the CEFF, neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will enter into any short sale of any shares of our common stock as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
     Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions, none of which is in Kingsbridge’s control, must be met:
•	Each of our representations and warranties in the common stock purchase agreement shall be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the common stock purchase agreement, the registration rights agreement and the warrant to be performed, satisfied or complied with by us.

•	We shall have complied in all respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the common stock purchase agreement and the consummation of the transactions it contemplates, except for any failures to so comply which could not be reasonably expected to have a material adverse effect on us.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective and neither we nor the selling stockholder shall have received notice that the Securities and Exchange Commission, or the SEC, has issued or intends to issue a stop order with respect to the registration statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the registration statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC’s concerns have been addressed and the selling stockholder is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the registration statement or this prospectus shall exist.

•	We shall not have knowledge of any event that could reasonably be expected to have the effect of causing the registration statement applicable to Kingsbridge’s resale of shares of our common stock to be suspended or otherwise ineffective.

•	Trading in our common stock shall not have been suspended by the SEC, the Nasdaq Global Market or the Financial Industry Regulatory Authority and trading in securities generally on the Nasdaq Global Market shall not have been suspended or limited.

•	No statute, rule, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the common stock purchase agreement.

•	No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or, to our knowledge, threatened, and to our knowledge no inquiry or investigation by any governmental authority shall have been threatened against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the common stock purchase agreement or seeking damages in connection with such transactions.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

•	The warrant to purchase 165,000 shares of our common stock shall have been duly executed, delivered and issued to Kingsbridge, and we shall not be in default in any material respect under the warrant.

•	Kingsbridge shall have received an opinion from our outside legal counsel in the form previously agreed to.
     There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the common stock purchase agreement or that we will be able to draw down any portion of the amounts available under the CEFF.
     We also entered into a registration rights agreement with Kingsbridge. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to Kingsbridge’s resale of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the registration rights agreement, then we must pay amounts to Kingsbridge, or issue Kingsbridge additional shares in lieu of payment, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge that were purchased pursuant to such draw down and the change in the market price of our common stock between the date the blackout notice is delivered (or the registration statement is not effective) and the date the prospectus again becomes available.
     Kingsbridge may, upon one business day’s notice to us, terminate the CEFF if we enter into a transaction prohibited by the common stock purchase agreement without Kingsbridge’s prior written consent or within ten trading days after Kingsbridge provides notice to us of a material adverse event relating to our business. Kingsbridge may also terminate the CEFF upon one business day’s notice to us at any time in the event that a registration statement is not initially declared effective in accordance with the registration rights agreement. We may terminate the CEFF upon one business day’s notice to Kingsbridge, except that we may not terminate the CEFF during any draw down pricing period. In addition, either we or Kingsbridge may terminate the CEFF upon one day’s notice if the other party has breached a material representation, warranty or covenant to the common stock purchase agreement and such breach is not remedied within ten trading days after notice of such breach is delivered to the breaching party.

     If, three months after the filing of this resale registration statement pursuant to the registration rights agreement, the registration statement has not been declared effective due to objections from the SEC related to the eligibility to use Form S-1 or Form S-3 under General Instruction I.B.6. to register the resale by Kingsbridge of the securities issued under the CEFF in an amount equal to at least one-third (1/3) of the aggregate market value of our outstanding common stock held by non-affiliates, we and Kingsbridge have agreed that the warrant issued to Kingsbridge may be cancelled at any time, in our sole discretion, provided that the resale registration statement has not been declared effective. In the event we elect to cancel the warrant issued to Kingsbridge, the CEFF agreement will automatically terminate as well.
     The foregoing summary of the CEFF does not purport to be complete and is qualified by reference to the common stock purchase agreement, the registration rights agreement and the warrant, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information herein before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
Our near-term success is dependent on the success of our lead product candidate, SILENOR™ (doxepin hydrochloride).
     To date the majority of our resources have been focused on the development of our most advanced product candidate, SILENOR™, and the majority of our resources are now focused on seeking regulatory approval and preparing for commercialization of SILENOR™. Accordingly, any failure or significant delay in the approval of SILENOR™ or the successful commercialization of SILENOR™ will have a substantial adverse impact on our business.
There is no assurance that we will be granted regulatory approvals for SILENOR™ on a timely basis or at all.
     The FDA has notified us that our NDA for SILENOR™ for the treatment of insomnia is considered filed as of March 31, 2008. Acceptance of the filing means that FDA has made a threshold determination that the NDA is sufficiently complete to permit an in-depth, substantive review to determine whether to approve SILENOR™ for commercial marketing for the treatment of insomnia. This FDA review process can take substantial time and require the expenditure of substantial and unanticipated resources. As an organization, we have limited experience in filing and pursuing the applications necessary to gain regulatory approval, which may impede our ability to obtain such approval.
     Under the policies agreed to by the FDA under PDUFA, the FDA is expected to complete its review and provide an action letter with respect to the NDA for SILENOR™ by our PDUFA date of December 1, 2008. The review process and the PDUFA date may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission. For example, beginning in August 2008, if the NDA sponsor submits an amendment to the NDA that includes significant new data within the three months prior to the PDUFA date, the FDA may extend the review process and the PDUFA date by three months or defer the review of the amendment until a subsequent review cycle for the NDA.
     If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter, authorizing commercial marketing of the drug for a specified indication. Beginning in August 2008, if the FDA is not sufficiently satisfied with the information in the NDA to issue an approval letter, the FDA will issue a complete response letter, which usually will describe all of the specific deficiencies that the FDA has identified in the NDA and, when possible, recommend actions that the NDA sponsor may take to address the identified deficiencies.
     The information included in the NDA for SILENOR™, including the data obtained from our non-clinical testing and clinical trials of this product candidate, are susceptible to varying interpretations. The FDA’s interpretation of the information included in the SILENOR™ NDA could cause the FDA to impose additional requirements on us as a condition to obtaining regulatory approval, or we may voluntarily undertake additional work if we feel it would be beneficial to support regulatory approval or our proposed labeling for SILENOR™, in each case including additional non-clinical testing or clinical trials, analyses of previously-submitted non-clinical or clinical data, post-marketing studies and surveillance or other requirements. Any such additional requirements or work could delay, limit or prevent regulatory approval.
     We have decided to voluntarily undertake a standard clinical trial of doxepin, the active ingredient in SILENOR™, designed to evaluate the potential for electrocardiogram, or ECG, effects. We are not undertaking this clinical trial due to observations from our clinical program, and the FDA has not requested us to conduct this clinical trial or indicated to us that it may be required for regulatory approval.

     The overdose section of the current FDA-approved labeling for doxepin for the treatment of depression is consistent with other tricyclic compounds and describes that changes in ECG effects have been observed when administered in doses higher than those recommended by the label. For doxepin, the doses recommended for the treatment of depression are 75 to 300 mg daily.
     Based on consultation with our regulatory and clinical experts, and in consideration of the evolving regulatory environment, we have decided to conduct this study to provide additional information for physicians and patients in the proposed labeling for SILENOR™. In addition, the timing of this study could help us minimize potential risks and delays associated with the NDA review process, should the FDA determine that an ECG study would be required for regulatory approval. We expect that the data from this study will be available in the fourth quarter of 2008.
     The FDA’s review of the data from this study, or any change in the design of this study required by the FDA, may result in delays in regulatory approval of SILENOR™. In addition, unexpected, unfavorable safety findings from this clinical trial could delay, limit or prevent such regulatory approval.
     In addition, delays or rejections may be encountered based upon changes in FDA policy for drug approval during the period of FDA regulatory review. For example, notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2) under the Federal Food, Drug and Cosmetic Act over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If these companies successfully challenge the FDA’s interpretation of Section 505(b)(2), the FDA may be required to change its interpretation of Section 505(b)(2). This could delay or even prevent the FDA from approving our NDA for SILENOR™.
     There can be no assurance that regulatory approval will be obtained for SILENOR™. A failure to obtain requisite regulatory approvals or to obtain approvals of the scope requested will delay or preclude us from marketing SILENOR™ or limit its commercial use, and would have a material adverse effect on our business, financial condition and results of operations.
     In addition, even if we ultimately receive an approval letter for SILENOR™, we may be unable to commercialize SILENOR™ immediately upon receipt of such letter. Commercialization of a product for which we have received an approval letter from the FDA could be delayed for a number of reasons, some of which are outside of our control, including delays in the FDA’s issuance of approvals for our trademarks or delays in the completion of required procedures by agencies other than the FDA, such as the U.S. Drug Enforcement Administration, or DEA.
     If the FDA determines that SILENOR™ has abuse potential, it will notify the DEA of its scientific determination and scheduling recommendation and request the DEA to implement this determination through its rule-making process. Although the FDA has indicated to us that it will recommend that SILENOR™ not be scheduled as a controlled substance, we cannot be sure SILENOR™ will not be scheduled until the FDA and DEA have made final determinations on the matter. There can be no assurance that this process will be completed promptly. Any delays in this determination could result in delays in our ability to market and sell SILENOR™, if it is approved by the FDA. In addition, any determination that SILENOR™ should be scheduled as a controlled substance is likely to result in restrictions on our marketing activities relating to SILENOR™.
The non-clinical requirements requested by the FDA for SILENOR™ could substantially delay any regulatory approval of this product candidate.
     The data from all of our clinical trials for SILENOR™ was included in our NDA submission for SILENOR™. In addition, our NDA submission for SILENOR™ included the results from several completed non-clinical studies that were required by the FDA, including our genotoxicity and reproductive toxicology studies and our 26-week transgenic mouse carcinogenicity study. The FDA requested that we conduct one additional non-clinical study, which is an ongoing two-year rat carcinogenicity study, and we intend to submit the results from this study as a post-approval commitment, subject to final approval by the FDA on whether to permit post-approval submission of such results. Our determinations regarding the timing of submission of our non-clinical study data for SILENOR™ resulted from our previous interactions with the FDA.

     Based on a request in May 2006 from the FDA in connection with a planned pre-NDA meeting for SILENOR™, we initiated a non-clinical development program consisting of standard genotoxicity, reproductive toxicology and carcinogenicity studies. At that time, the FDA indicated that the data from the genotoxicity studies and reproductive toxicology studies should be included in the initial NDA submission for SILENOR™. The FDA also indicated that depending on the outcome of the genotoxicity studies, it may be flexible as to the timing of the conduct of the carcinogenicity studies, including the potential that the data from those studies may be submitted as a post-NDA approval commitment. In September 2006, we completed the genotoxicity studies, and no signal indicative of genotoxicity was found in any of the assays. We submitted the results to the FDA, and in February 2007, the FDA agreed with our assessment that SILENOR™ does not appear to have genotoxic potential. The FDA indicated that, unless other non-clinical data raise a concern, a complete assessment of the carcinogenic potential of SILENOR™ may not be needed prior to NDA approval. In that correspondence, the FDA also indicated that it may accept the results of a shorter-term carcinogenicity study for approval of the NDA and allow the standard two-year carcinogenicity study to be completed as a post-approval commitment. We initiated our 26-week transgenic mouse carcinogenicity study of SILENOR™ in May 2007.
     In May 2007, we received correspondence from the FDA in which the FDA stated that the results of our 26-week transgenic mouse carcinogenicity study of SILENOR™ should be included as part of the initial NDA submission for SILENOR™. We completed that study in January 2008, and we included the results from that study in our NDA submission for SILENOR™ on January 31, 2008.
     As with any other non-clinical data, our non-clinical study results for SILENOR™ are subject to varying interpretations, and any resulting toxicology questions from the FDA could adversely affect our potential regulatory approval or product labeling or lead to additional studies. If the FDA requires us to submit additional non-clinical data, including the data from our ongoing two-year rat carcinogenicity study, as a condition to approval of the NDA for SILENOR™, significant delays in the approval of the NDA, if any, would result, and we may incur additional costs.
Although we are pursuing discussions with other companies to facilitate the commercialization of SILENOR™, we may be unable to complete a collaboration or other strategic transaction on acceptable terms, or at all.
     Even if SILENOR™ receives FDA approval, it may never be successfully commercialized. We believe that the commercial success of SILENOR™ will largely depend on gaining access to the highest prescribing physicians of insomnia treatments. IMS Health data indicates that psychiatrists, neurologists and sleep specialists represent a significant percentage of the top deciles of prescribers of insomnia treatments. Primary care physicians are also very important, given that this group wrote more than 60 percent of the prescriptions for insomnia medications during 2006, according to data from IMS Health. With this in mind, we are in discussions with a number of other companies to optimize the commercial success of SILENOR™. The outcome of this process could vary depending on the interest and objectives of the parties and may include a licensing or co-promotion transaction relating to SILENOR™, an acquisition of our business relating to SILENOR™, or a transaction to acquire our company as a whole. However, we cannot assure you that we will complete any strategic transaction, or that, if completed, any strategic transaction will be successful or on attractive terms. We are also conducting market preparation activities to prepare for the launch of SILENOR™. As a component of our marketing strategy, we also plan to co-promote SILENOR™ to specialists. If we are unable to complete a strategic collaboration that represents appropriate value to our stockholders, we may have to develop a commercial organization that is sufficient to effectively market SILENOR™ ourselves. This would require substantial resources and could adversely affect the timing and results of a commercial launch of the product. Even though a number of our employees have been involved in the successful launch of new pharmaceutical products, as a company, we have no commercial infrastructure and limited commercial experience. We have not commercialized any products, and may be unable to successfully do so.
     We also face competition in our search for parties with whom we may enter into a collaboration or other strategic transaction. These competitors may have access to greater financial resources than us and may have greater expertise in identifying, evaluating and consummating strategic transactions. Moreover, we may devote resources to potential collaborations or other strategic transactions that are never completed, or we may fail to realize the anticipated benefits of such efforts.
     If we are able to complete a strategic transaction, depending on the timing of the transaction and the outlook of our partner or acquirer, such partner or acquirer could modify our current plans for seeking regulatory approval for and commercializing SILENOR™. Such modifications could result in additional costs or delays in approval of the NDA for SILENOR™ and any commercial launch of the product.

The patent rights that we have in-licensed covering SILENOR™ are limited to certain low-dosage strengths in the United States, and our market opportunity for this product candidate may be limited by the lack of patent protection for higher dosage strengths for which generic formulations are available and the lack of patent protection in other territories.
     Although we have an exclusive, worldwide license for SILENOR™ for the treatment of insomnia through the life of the last patent to expire, which is expected to occur in 2020, we do not have patent protection for SILENOR™ in any jurisdiction outside the United States. In addition, although our in-licensed patent for the treatment of transient insomnia is scheduled to expire in 2020, our in-licensed patent for the treatment of chronic insomnia is scheduled to expire in March 2013. Accordingly, in the absence of additional patents or other alternatives to obtain additional exclusivity rights for SILENOR™, a competitor could attempt to market doxepin for a chronic insomnia indication as early as March 2013. Furthermore, the patent protection in the United States for SILENOR™ for the treatment of insomnia is limited to dosages ranging from a lower limit of 0.5 mg to various upper limits up to 20 mg of the active ingredient, doxepin. Doxepin is prescribed at dosages ranging from 75 mg to 300 mg daily for the treatment of depression and anxiety and is available in generic form in strengths as low as 10 mg in capsule form, as well as in a concentrated liquid form dispensed by a marked dropper and calibrated for 5 mg. As a result, we may face competition from the off-label use of these or other dosage forms of generic doxepin. Off-label use occurs when a drug that is approved by the FDA for one indication is prescribed by physicians for a different, unapproved indication.
     In addition, we do not have patent protection for SILENOR™ in any jurisdiction outside the United States. Others may attempt to commercialize low-dose doxepin in the European Union, Canada, Mexico or other markets where we do not have patent protection for SILENOR™. Due to the lack of patent protection for doxepin in territories outside the United States and the potential for correspondingly lower prices for the drug in those markets, it is possible that patients will seek to acquire low-dose doxepin in those other territories. The off-label use of generic doxepin in the United States or the importation of doxepin from foreign markets could adversely affect the commercial potential for SILENOR™ and adversely affect our overall business and financial results. We have submitted additional patent applications for SILENOR™ but we cannot assure that these will result in issued patents or additional protection in the United States or other jurisdictions.
We expect intense competition in the insomnia marketplace for SILENOR™ and any other product candidate that we develop, and new products may emerge that provide different and/or better therapeutic alternatives for the disorders that our product candidates are intended to treat.
     We are developing SILENOR™ for the treatment of insomnia, which will compete with well established drugs for this indication, including: Sanofi-Synthélabo, Inc.’s Ambien, King Pharmaceuticals, Inc.’s Sonata, and Sepracor Inc.’s Lunesta, all of which are GABA-receptor agonists, Takeda Pharmaceuticals North America, Inc.’s Rozerem, a melatonin receptor antagonist, and Sanofi-Synthélabo Inc.’s Ambien CR, a controlled-release formulation of the current GABA-receptor agonist, Ambien.
     An NDA for at least one other product, Neurocrine Biosciences, Inc.’s indiplon, a GABA-receptor agonist, was submitted to the FDA in 2005. In May 2006, the FDA issued Neurocrine an approvable letter for indiplon 5 mg and 10 mg immediate release capsules and a not approvable letter for indiplon 15 mg extended release tablets. Neurocrine resubmitted its NDA for indiplon immediate release capsules, and in December 2007 the FDA issued Neurocrine an additional approvable letter. The implications for approval of indiplon or its time to market are unclear.
     An NDA submitted by NovaDel Pharma, Inc. for an oral mist formulation of zolpidem for the treatment of insomnia has been accepted by the FDA, and Transcept Pharmaceuticals, Inc. has announced that it intends to submit an NDA in 2008 for a low-dose sublingual tablet formulation of zolpidem.
     Vanda Pharmaceuticals Inc. has completed two Phase 3 clinical trials of VEC-162, a melatonin receptor agonist. Takeda Pharmaceuticals North America, Inc. has conducted a clinical study to evaluate the administration of a combination of Takeda’s product Rozerem and 3 mg of doxepin in patients with insomnia. We are unaware of the results of this trial.

     Sanofi-Synthélabo, Inc. has completed Phase 3 clinical trials for eplivanserin, a 5HT2 antagonist, and it intends to submit an NDA for this product for the treatment of insomnia in the second half of 2008. Sanofi-Synthélabo, Inc. is also evaluating another 5HT2 antagonist, volinanserin, in Phase 3 clinical trials for the treatment of insomnia.
     Actelion Pharmaceuticals Ltd. initiated a Phase 3 clinical trial of almorexant, an orexin antagonist, in December 2007 and has announced that it intends to initiate a second Phase 3 clinical trial of this product candidate in 2008. GlaxoSmithKline announced recently that it voluntarily suspended its Phase 2 clinical trial program of an orexin antagonist for the treatment of insomnia. Arena Pharmaceuticals, Inc. has also announced that it plans to initiate a Phase 3 clinical trial program in 2008 for its product candidate APD125, a 5HT2 antagonist, and that it is also considering an additional Phase 2 clinical trial of this product candidate. Alexza Pharmaceuticals, Inc. has announced that it has initiated a Phase 1 clinical trial of an inhaled formulation of zaleplon, the active pharmaceutical ingredient in Sonata.
     Several other companies, including Sepracor, are evaluating 5HT2 antagonists as potential hypnotics. Additionally, several other companies are evaluating other compounds for the treatment of insomnia, including Neurogen Corporation, which is developing a GABA-receptor agonist.
     Furthermore, generic versions of Ambien have been launched and are priced significantly lower than approved, branded insomnia products. Sales of all of these drugs may reduce the available market for, and the price we are able to charge for, any product developed by us for this indication.
     The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of SILENOR™ or any other product candidate that we develop from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. There can be no assurance that developments by others, including the development of other drug technologies and methods of preventing the incidence of disease, will not render SILENOR™ or any other product candidate that we develop obsolete or noncompetitive.
     Compared to us, many of our potential competitors have substantially greater:
•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	experience conducting non-clinical studies and clinical trials, and related resources;

•	expertise in prosecution of intellectual property rights; and

•	manufacturing, distribution and sales and marketing experience.
     As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we can or may obtain patent protection or other intellectual property rights or seek to invalidate or otherwise challenge our intellectual property rights, limiting our ability to develop or commercialize product candidates. Our competitors may also develop drugs that are more effective and useful and less costly than ours and may also be more successful than we are in manufacturing and marketing their products.
     In addition, if we receive regulatory approvals for SILENOR™ or any other product candidates we develop, manufacturing efficiency and marketing capabilities are likely to be significant competitive factors. We currently have no commercial manufacturing capability, sales force or marketing infrastructure.

Restrictions on or challenges to our patent rights relating to our product candidates and limitations on or challenges to our other intellectual property rights may limit our ability to prevent third parties from competing against us.
     Our success will depend on our ability to obtain and maintain patent protection for SILENOR™ and any other product candidate we develop, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. The patent rights that we have in-licensed relating to SILENOR™ are limited in ways that may affect our ability to exclude third parties from competing against us if we receive regulatory approval to market this product candidate. In particular, we do not hold composition of matter patents covering the active pharmaceutical ingredients of SILENOR™. Composition of matter patents on active pharmaceutical ingredients are a particularly effective form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use or other type of limitation. As a result, competitors who obtain the requisite regulatory approval can offer products with the same active ingredients as our products so long as the competitors do not infringe any method of use or formulation patents that we may hold.
     The principal patent protection that covers, or that we expect will cover, SILENOR™ is method of use patents. This type of patent protects the product only when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical to our product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive identical product for off-label indications that are covered by the applicable patents. Although such off-label prescriptions may induce or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
     Because products with active ingredients identical to ours have been on the market for many years, there can be no assurance that these other products were never used off-label or studied in such a manner that such prior usage would not affect the validity of our method of use patents. Due to some prior art that we identified, we initiated a reexamination of one of the patents we have in-licensed covering SILENOR™, specifically U.S. Patent No. 5,502,047, “Treatment For Insomnia,” which claims the treatment of chronic insomnia using doxepin in a daily dosage of 0.5 mg to 20 mg and expires in March 2013. The reexamination proceedings terminated and the USPTO issued a reexamination certificate narrowing certain claims, so that the broadest dosage ranges claimed by us are 0.5 mg to 20 mg for otherwise healthy patients and for patients with insomnia resulting from depression, and 0.5 mg to 4 mg for all other chronic insomnia patients. We also requested reissue of this same patent to consider some additional prior art and to add intermediate dosage ranges below 10 mg. In two office actions relating to this reissue request, the USPTO raised no prior art objections to 32 of the 34 claims we were seeking and raised a prior art objection to the other two, as well as some technical objections. Each of the claims objected to by the USPTO related to dosages above 10 mg. After further review of the prior art submitted, the USPTO withdrew all of its prior art objections. We then determined that the proposed addition of the intermediate dosage ranges and the resolution of the technical objections no longer warranted continuation of the reissue proceeding. As a result, we elected not to continue that proceeding.
     We also have multiple internally developed pending patent applications. No assurance can be given that the USPTO or other applicable regulatory authorities will allow pending applications to result in issued patents with the claims we are seeking, or at all.
     Patent applications in the United States are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, we cannot be certain that the inventors of the issued patents that we in-licensed were the first to conceive of inventions covered by pending patent applications or that the inventors were the first to file patent applications for such inventions.
     In addition, third parties may challenge our in-licensed patents and any of our own patents that we may obtain, which could result in the invalidation or unenforceability of some or all of the relevant patent claims, or could attempt to develop products utilizing the same active pharmaceutical ingredients as our products that do not infringe the claims of our in-licensed patents or patents that we may obtain.

     If a third party files an NDA for a product containing doxepin for the treatment of insomnia at any time during which we have patents listed for SILENOR™ in the FDA’s Orange Book publication, the applicant will be required to certify to the FDA concerning the listed patents. Specifically, the applicant must certify that: (1) the required patent information relating to the listed patent has not been filed in the NDA for the approved product; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that the new product will not infringe the Orange Book-listed patents for SILENOR™ or that such patents are invalid is called a paragraph IV certification.
     If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to us once the NDA has been accepted for filing by the FDA. We may then initiate a legal challenge to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. If we do not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.
     We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and certain consultants. There can be no assurance that inventions relevant to us will not be developed by a person not bound by an invention assignment agreement with us. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.
     Litigation or other proceedings to enforce or defend intellectual property rights is often very complex in nature, may be expensive and time-consuming, may divert our management’s attention from our core business and may result in unfavorable results that could adversely impact our ability to prevent third parties from competing with us.
Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.
     Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. For example, the label ultimately approved for SILENOR™, if any, may include a restriction on the length of a prescription for its use or the population for which it may be used, or may not include the indication statement we desire or may include a qualification to such statement. Any of these could have an adverse impact on our ability to achieve market acceptance of SILENOR™ and generate revenues from its sale.
     Additionally, the FDA has directed manufacturers of all antidepressant drugs to revise their product labels to include a “black box” warning and expanded warning statements regarding an increased risk of suicidal thinking and behavior in children, adolescents and young adults being treated with these drugs. The active ingredient in SILENOR™, doxepin, is used in the treatment of depression and the package insert includes such a “black box” warning statement. Although SILENOR™ is not intended to be indicated for or used in the treatment of depression and our proposed dosage for insomnia is less than one-tenth of that of doxepin for the treatment of depression, and although we have not evaluated and do not currently intend to seek regulatory approval for SILENOR™ for the treatment of insomnia in children or adolescents, we cannot be sure that a similar warning statement will not be required.
     Recently the FDA has also requested that all manufacturers of sedative-hypnotic drug products modify their product labeling to include stronger language concerning potential risks. These risks include severe allergic reactions and complex sleep-related behaviors, which may include sleep-driving. The FDA also recommended that the drug manufacturers conduct clinical studies to investigate the frequency with which sleep-driving and other complex behaviors occur in association with individual drug products. It is unclear how and to what extent, if any, these requests and recommendations will affect SILENOR™.

     Further, although doxepin, at higher dosages than we plan to incorporate in SILENOR™, is not currently and has never been a Schedule IV controlled substance and the FDA has indicated in correspondence relating to our pre-NDA meeting for SILENOR™ that it will recommend that it not be a Schedule IV controlled substance, we cannot be certain that SILENOR™ will be a non-scheduled drug until the FDA and DEA have made final determinations on the matter. In our market research, physicians indicated that they limit their prescribing of Schedule IV controlled substances and that they would most likely increase their prescribing of insomnia medications if those medications were proven to be as effective as the market leading products without having the associated side effects or risk of addiction.
     SILENOR™ and any other product candidate that we develop will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or on us, including requiring withdrawal of the product from the market. If SILENOR™ or any other product candidate that we develop fails to comply with applicable regulatory requirements, a regulatory agency may:
•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.
We will need to obtain FDA approval of our proposed product name, SILENOR™, and any failure or delay associated with the approval may adversely impact any product launch and commercial prospects.
     The use of the name SILENOR™ for our lead product candidate requires approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office. The FDA typically conducts a rigorous review of proposed product names, including an evaluation of the potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims. If the FDA objects to our proposed product name, SILENOR™, we may be required to adopt an alternative name for this product candidate. If we adopt an alternative name, we would lose the benefit of our existing trademark application for SILENOR™ and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize this product candidate.
If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
     Our commercial success depends upon our ability, together with our collaborators, to develop, manufacture, market and sell SILENOR™ or any other product candidates that we develop and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. As the biotechnology and pharmaceutical industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that our products infringe the patent rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.

     We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If any of these intellectual property rights was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtained a license. A license may not be available to us or our collaborators on acceptable terms, or at all. In addition, during litigation, the intellectual property rights holder could obtain a preliminary injunction or other equitable right which could prohibit us from making, using or selling our products, technologies or methods.
     There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including, but not limited to:
•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, including treble damages and attorneys’ fees, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights;

•	a court prohibiting us from selling or licensing the product unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross-licenses to our products; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.
     No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our products, technology or methods. Because of the number of patents issued and patent applications filed in our field, we believe there is a risk that third parties may allege they have patent rights encompassing our products, technology or methods.
SILENOR™ or any other product candidate that we develop may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.
     Undesirable side effects caused by SILENOR™ or any other product candidate that we develop could interrupt, delay or halt clinical trials, result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, or cause us to evaluate the future of our development programs. Any of these occurrences could delay or prevent us from commercializing SILENOR™ or any other product candidate that we develop and generating resulting revenues from their sale, if any. In addition, the FDA may require, or we may undertake, additional clinical trials to support the safety profile of or our proposed labeling for SILENOR™.
     For example, we have decided to voluntarily undertake a standard clinical trial of doxepin, the active ingredient in SILENOR™, designed to evaluate the potential for ECG effects. We are not undertaking this clinical trial due to observations from our clinical program, and the FDA has not requested us to conduct this clinical trial or indicated to us that it may be required for regulatory approval.
     The overdose section of the current FDA-approved labeling for doxepin for the treatment of depression is consistent with other tricyclic compounds and describes that changes in ECG effects have been observed when administered in doses higher than those recommended by the label. For doxepin, the doses recommended for the treatment of depression are 75 to 300 mg daily.
     Based on consultation with our regulatory and clinical experts, and in consideration of the evolving regulatory environment, we have decided to conduct this study to provide additional information for physicians and patients in the proposed labeling for SILENOR™. In addition, the timing of this study could help us minimize potential risks and delays associated with the NDA review process, should the FDA determine that an ECG study would be required for regulatory approval. We expect that the data from this study will be available in the fourth quarter of 2008.

     The FDA’s review of the data from this study, or any change in the design of this study required by the FDA, may result in delays in regulatory approval of SILENOR™. In addition, unexpected, unfavorable safety findings from this clinical trial could delay, limit or prevent such regulatory approval.
     In addition, if SILENOR™ or any other product candidate that we develop receives marketing approval and we or others later identify undesirable side effects caused by the product:
•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	regulatory authorities may withdraw their approval of the product or place restrictions on the way it is prescribed;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product; and

•	our reputation may suffer.
     Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the affected product, which in turn could delay or prevent us from generating significant revenues from its sale, if any.
If the manufacturers upon whom we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our products and may lose potential revenues.
     We do not manufacture SILENOR™, and we do not plan to develop any capacity to do so. We have a contract with Patheon Pharmaceuticals Inc. to manufacture our future required clinical supplies, if any, of SILENOR™, and we have entered into a manufacturing and supply agreement with Patheon to manufacture our commercial supply of SILENOR™. We have also contracted with suppliers of doxepin and other key raw materials for SILENOR™. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Our manufacturers may not perform as agreed or may terminate their agreements with us. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to launch SILENOR™ or any other product candidate that we develop, if approved, or provide any product candidates to patients in our clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial program and, depending upon the period of delay, require us to commence new clinical trials at significant additional expense or terminate the clinical trials completely.
     Moreover, our manufacturers and suppliers may experience difficulties related to their overall business and financial stability. For example, Patheon reported in connection with its financial statements for its fiscal year ended October 31, 2006 that its ability to continue as a going concern was uncertain and dependent upon the successful outcome of a review of strategic and financial alternatives. In April 2007, Patheon announced that it secured $150 million in financing through the sale of its preferred stock, and that it refinanced portions of its North American and United Kingdom credit facilities. Despite the additional financing, during 2007, Patheon announced that it would restructure its Canadian and Puerto Rican operations. Any material adverse impact on Patheon’s overall business and financial stability could result in a delay or interruption of our supply of SILENOR™.

     We do not have alternate manufacturing plans in place at this time. If we need to change to other manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for production.
     Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of SILENOR™ or any other product candidate that we develop, entail higher costs or result in our being unable to effectively commercialize our products. Furthermore, if our manufacturers failed to deliver the required commercial quantities of raw materials, including bulk drug substance, or finished product on a timely basis and at commercially reasonable prices, we would likely be unable to meet demand for our products and we would lose potential revenues.
     In addition, all manufacturers of pharmaceutical products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. The FDA is likely to conduct inspections of our manufacturers’ facilities as part of their review of our marketing applications. If our manufacturers are not in compliance with cGMP requirements, it may result in a delay of approval of our marketing applications. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products.
Materials necessary to manufacture SILENOR™ or any other product candidate that we develop may not be available on commercially reasonable terms, or at all, which may delay development and commercialization.
     Although we have contracted with suppliers of doxepin and other key raw materials for SILENOR™, we largely rely on our manufacturers to purchase from third-party suppliers the other materials necessary to produce our product candidates. Suppliers may not sell these materials to our manufacturers at the time we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. If our manufacturers are unable to obtain these materials for our non-clinical studies or clinical trials of SILENOR™ or any other product candidate that we develop, product testing and potential regulatory approval could be delayed, significantly impacting our development programs. If our manufacturers or we are unable to purchase these materials after regulatory approval has been obtained for SILENOR™ or any other product candidate that we develop, the commercial launch would be delayed or there would be a shortage in supply, which would materially affect our ability to generate sales revenues.
We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.
     The use of product candidates by us in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for our products;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability or lack of commercial rationale to commercialize SILENOR™ or any other product candidate that we develop.

     We have obtained limited product liability insurance coverage for our clinical trials with a $5 million annual aggregate coverage limit, and our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for SILENOR™ or any other product candidate that we develop, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.
We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to SILENOR™ or any other product candidate that we develop, could hinder or prevent our commercial success.
     The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:
•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.
     In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription drugs and the reform of the Medicare and Medicaid systems. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a new Medicare prescription drug benefit which became effective in January 2006 and mandates other reforms. While we cannot predict the full outcome of the implementation of this legislation, it is possible that the new Medicare prescription drug benefit, which will be managed by private health insurers and other managed care organizations, will result in additional government reimbursement for prescription drugs, which may make some prescription drugs more affordable but may further exacerbate industry-wide pressure to reduce prescription drug prices. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable or insufficient.
     Our ability to commercialize SILENOR™ and any other product candidate that we develop successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, legislative proposals to reform health care or reduce government insurance programs may result in lower prices for SILENOR™ and any other product candidate that we develop or exclusion of our product candidates from coverage and reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could harm our ability to market our products and significantly reduce our revenues from the sale of any approved product.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.
     As of July 8, 2008 we had 32 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage and fund our development activities relating to SILENOR™ and any other product candidate that we develop. In addition, if we decide to co-promote SILENOR™ with a strategic collaborator or to market SILENOR™ ourselves, we will need to manage and fund our recruitment and training of sales and marketing personnel, building of other required commercial infrastructure, scale-up of manufacturing processes and other activities relating to the commercialization of SILENOR™. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:
•	manage the FDA review process relating to our NDA for SILENOR™;

•	manage our internal development and commercialization efforts effectively while carrying out our contractual obligations to collaborators and other third parties and complying with all applicable laws, rules and regulations;

•	continue to improve our operational, financial and management controls, reporting systems and procedures; and

•	attract and retain sufficient numbers of talented employees.
     We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals.
Even if SILENOR™ or any other product candidate that we develop receives regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.
     In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that SILENOR™ or any other product candidate that we develop may not be approved for all indications requested, which could limit the uses of the product candidate and have an adverse effect on potential royalties and product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.
We have licensed SILENOR™ and nalmefene from third parties. If we default on any of our obligations under those licenses, we could lose rights to these product candidates.
     We in-licensed rights to SILENOR™ and nalmefene, and we may enter into similar licenses in the future. For instance, we acquired these product candidates through exclusive licensing arrangements. Under these licenses we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. For example, our license agreement for SILENOR™ requires us to use commercially reasonable efforts to develop, obtain regulatory approval of and commercialize the product candidate. To the extent we are unable to comply with these obligations, the license may be terminated, which would materially harm our business and financial condition.

Our clinical trials may fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.
     Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through clinical trials that the product candidate is safe and effective for use in each target indication. Although we have successfully completed all of our planned four Phase 3 clinical trials for SILENOR™, we have not received regulatory approval to market SILENOR™ in any jurisdiction.
     We have decided to voluntarily undertake a standard clinical trial of doxepin, the active ingredient in SILENOR™, designed to evaluate the potential for ECG effects. We are not undertaking this clinical trial due to observations from our clinical program, and the FDA has not requested us to conduct this clinical trial or indicated to us that it may be required for regulatory approval.
     The overdose section of the current FDA-approved labeling for doxepin for the treatment of depression is consistent with other tricyclic compounds and describes that changes in ECG effects have been observed when administered in doses higher than those recommended by the label. For doxepin, the doses recommended for the treatment of depression are 75 to 300 mg daily.
     Based on consultation with our regulatory and clinical experts, and in consideration of the evolving regulatory environment, we have decided to conduct this study to provide additional information for physicians and patients in the proposed labeling for SILENOR™. In addition, the timing of this study could help us minimize potential risks and delays associated with the NDA review process, should the FDA determine that an ECG study would be required for regulatory approval. We expect that the data from this study will be available in the fourth quarter of 2008.
     The FDA’s review of the data from this study, or any change in the design of this study required by the FDA, may result in delays in regulatory approval of SILENOR™. In addition, unexpected, unfavorable safety findings from this clinical trial could delay, limit or prevent such regulatory approval.
     With respect to our product candidate nalmefene, we completed a pilot Phase 2 clinical trial for nalmefene in smoking cessation with positive results. We also completed a Phase 2/3 clinical trial for nalmefene for the treatment of pathological gambling that did not achieve statistical significance for the primary or secondary endpoints. While we are evaluating the results from both of these clinical trials before making determinations regarding the future of the nalmefene program, additional clinical work would be required to demonstrate that nalmefene is safe and effective for either of these indications.
     The results from clinical trials that we have completed may not be predictive of results obtained in future clinical trials, and there can be no assurance that we will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier studies. If SILENOR™ or any other product candidate that we develop is not shown to be safe and effective in clinical trials, or if the FDA does not deem the product candidate to be sufficiently safe and effective to warrant marketing approval, our business, financial condition and results of operations would be materially harmed.
Our failure to successfully acquire, develop and market additional product candidates or approved products may impair our ability to grow.
     As part of our growth strategy, we are evaluating and will continue to seek to acquire, develop and market additional products and product candidates. Because we neither have, nor currently intend to establish, internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies, university scientists and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire promising pharmaceutical product candidates and products.
     The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

     Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any products that we develop or approved products that we acquire will be manufactured or produced profitably, successfully commercialized or widely accepted in the marketplace.
If we acquire or in-license products and fail to successfully integrate them into our operations, we may incur unexpected costs and disruptions to our business.
     We are evaluating and will continue to seek to acquire, develop and market additional products and product candidates that we believe may be a strategic fit with our business. Future acquisitions, however, may entail numerous operational and financial risks, including:
•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.
     We have limited resources to identify and execute the acquisition or in-licensing of third party products, businesses and technologies and integrate them into our current infrastructure. In particular, we may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.
We may not be able to manage our business effectively if we are unable to attract and retain key personnel.
     We may not be able to attract or retain qualified management, scientific, clinical and commercial personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development or commercialization objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements, and our business may be harmed as a result.
     We are highly dependent on the product acquisition, development, regulatory and commercialization expertise of our senior management. If we lose one or more of the members of our senior management team or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

     In addition, we have advisors who assist us in formulating our product development, clinical, regulatory and commercialization strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development or commercialization of products that may compete with ours.
We have relied on third parties to assist us with many of our development and regulatory activities, and we intend to continue to depend upon third parties to help us meet our future development, regulatory and commercialization needs. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.
     We have extensively relied upon third parties to assist us with various activities relating to our development programs and the regulatory approval process, and we intend to continue to rely on third parties to help us with these activities. In addition, because we currently have no commercial infrastructure, we have and will continue to rely extensively on third parties in assisting us with commercialization activities relating to SILENOR™. This reliance is likely to accelerate as regulatory approval for SILENOR™, if any, is approached. If third parties we rely upon fail to devote sufficient time and resources to our programs, or if their performance is substandard or does not comply with applicable laws or regulations, it may delay or otherwise obstruct the approval of our NDA for SILENOR™ or other product candidates we may develop and any resultant commercialization activities or product revenues.
     Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. If third parties we have contracted with assist our competitors at our expense, it could harm our competitive position.
We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
     As is commonplace in our industry, we employ individuals who were previously employed at other biotechnology, specialty pharma or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Risks Related to Our Finances and Capital Requirements
We will require substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.
     We are a development stage company with no revenues, and our operations to date have generated substantial needs for cash. We expect our negative cash flows from operations to continue until we obtain regulatory approval for SILENOR™ and are able to establish a collaboration or other strategic transaction with another pharmaceutical company to broaden the potential reach of sales and marketing efforts for SILENOR™ and/or commercialize the product candidate ourselves.
     The development and approval of SILENOR™ as well as any development of internal sales and marketing capabilities will require a commitment of substantial funds. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:
•	the costs and timing of regulatory approval;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the rate of progress and cost of our non-clinical studies, clinical trials and other development activities;

•	the scope, prioritization and number of development programs we pursue;

•	the costs of establishing or contracting for sales and marketing and other commercial capabilities, if required;

•	the extent to which we acquire or in-license new products, technologies or businesses;

•	the effect of competing technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.
     We believe, based on our current operating plan, that our cash, cash equivalents and marketable securities as of March 31, 2008, together with additional funds available under the CEFF, will be sufficient to fund our operations through at least the first quarter of 2009. We believe that these funds will allow us to finance our ongoing and planned development work for SILENOR™, the activities required to facilitate the FDA review process for the NDA for SILENOR™ and certain pre-marketing activities in preparation for the potential commercialization of SILENOR™. We intend to seek additional funding through collaborations or other strategic transactions and may seek additional funding through public or private sales of our equity securities. In addition, we may obtain equipment leases and may pursue opportunities to obtain debt financing, or we may seek funding through assigning receivables or royalty rights. There can be no assurance, however, that additional financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities.
Capital raising activities, such as issuing securities, incurring debt, assigning receivables or royalty rights or through collaborations or other strategic transactions, may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.
     To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. For example, in May 2008, we entered into a CEFF with Kingsbridge, pursuant to which Kingsbridge committed to purchase our common stock, subject to certain conditions, pursuant to draw down requests made by us. Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment thereunder, it will have a dilutive effective on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock.
     Any debt, receivables or royalty financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. For example, in May 2008, we entered into a $15.0 million loan and security agreement with Silicon Valley Bank and Oxford Finance Corporation. The loan and security agreement contains a variety of affirmative and negative covenants, including required financial reporting, limitations on our cash balances, limitations on the disposition of assets other than in the ordinary course of business, limitations on the incurrence of additional debt and other requirements. To secure our performance of our obligations under the loan and security agreement, we pledged substantially all of our assets other than intellectual property assets to the lenders and agreed to maintain certain minimum cash and investment balances. We also agreed not to pledge our intellectual property assets to others, subject to specified exceptions. Our failure to comply with the covenants in the loan and security agreement could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt.
     Debt financing, receivables assignments, royalty interest assignments and other types of financing are often coupled with an equity component, such as warrants to purchase stock. For example, in connection with the CEFF transaction with Kingsbridge and the secured loan transaction with Silicon Valley Bank and Oxford Finance Corporation, we issued to Kingsbridge a warrant to purchase 165,000 shares of our common stock, we issued to Silicon Valley Bank a warrant to purchase 79,817 shares of our common stock and we issued to Oxford Finance Corporation a warrant to purchase 159,635 shares of our common stock. To the extent that any of these warrants, or any additional warrants that we issue in the future, are exercised by their holders, dilution of our existing stockholders’ ownership interests will result.

     If we raise additional funds through collaborations or other strategic transactions, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.
We have never generated revenues or been profitable, and we may not be able to generate revenues sufficient to achieve profitability.
     We are a development stage company and have not generated any revenues or been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses of $7.1 million for the three months ended March 31, 2008, $26.4 million for the year ended December 31, 2007 and $46.4 million for the year ended December 31, 2006. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues, if any, or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.
Our quarterly operating results may fluctuate significantly.
     We expect our operating results to be subject to quarterly fluctuations. The revenues we generate, if any, and our operating results will be affected by numerous factors, including:
•	our addition or termination of development programs or funding support;

•	variations in the level of expenses related to development of SILENOR™ or any other product candidate that we develop;

•	our entering into collaborations;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments; and

•	commercialization activities relating to SILENOR™ or any other product candidate that we may develop, or commercialization activities of our competitors.
     If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
The use of our net operating loss and tax credit carryforwards may be limited.
     Net operating loss carryforwards and research and development credits may expire and not be used. As of December 31, 2007, we had generated federal net operating loss carryforwards of approximately $101.6 million and state net operating loss carryforwards of approximately $99.1 million, the majority of which were generated in California. As of December 31, 2007, we have generated federal research and development tax credits of $3.5 million and California research and development tax credits of $1.5 million. Both federal net operating loss carryforwards and federal research and development tax credits have a 20-year carryforward period and begin to expire in 2023 and 2024, respectively. California net operating loss carryforwards have a ten year carry forward period and begin to expire in 2013. California research and development tax credits have no expiration.

     Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of our net operating loss and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50 percent occurs within a three-year period. We determined that such an ownership change occurred as of June 30, 2005 as a result of various stock issuances used to finance our development activities. This ownership change resulted in limitations on the utilization of tax attributes, including net operating loss carryforwards and tax credits. We estimate that approximately $0.3 million of our California net operating loss carryforwards were effectively eliminated, resulting in a state net operating loss carryforward of $98.8 million after taking into account this eliminated amount. We also estimate that approximately $18.3 million of our federal net operating loss carryforwards, $17.3 million of our California net operating loss carryforwards, and $0.9 million of our federal research and development credits were subject to limitation. A portion of the limited net operating loss carryforwards becomes available for use each year. We estimate that approximately $2.8 million of the restricted net operating loss carryforwards become available each year between 2006 and 2010, decreasing to approximately $1.0 million thereafter. At December 31, 2007, we estimate that $11.4 million of our federal net operating loss carryforwards and $10.4 million of our state net operating loss carryforwards remain limited.
     Net operating loss carryforwards and research and development credits generated subsequent to the ownership change are not subject to limitations. At December 31, 2007, we had federal and state net operating loss carryforwards generated after the ownership change and therefore not limited of approximately $83.4 million and $81.7 million, respectively. We also had research and development credits generated after the ownership change and therefore not limited of approximately $2.6 million. These net operating loss carryforwards and credit carryforwards could be subject to future limitations if additional ownership changes occur.
Negative conditions in the global credit markets may have an impact on the value of our investment securities.
     Our investment securities consist primarily of money market funds, commercial paper and corporate and United States government agency notes. We do not have any auction rate securities. Recently, there has been concern in the credit markets regarding the value of a variety of mortgage-backed securities and the resultant effects on various securities markets. While we do not believe that our investment securities have significant risk of default or illiquidity, we cannot provide absolute assurance that our investments are not subject to adverse changes in market value. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investments through impairment charges.
Risks Relating to Securities Markets and Investment in Our Stock
Future sales of our common stock may cause our stock price to decline.
     Persons who were our stockholders prior to the sale of shares in our initial public offering continue to hold a substantial number of shares of our common stock that they are able to sell in the public market. Significant portions of these shares are held by a small number of stockholders. Sales by our stockholders of a substantial number of shares, or the expectation that such sales may occur, including sales of shares as a result of this offering, could significantly reduce the market price of our common stock. Moreover, the holders of a substantial number of shares of common stock may have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders.
     We have also registered all common stock that we may issue under our employee benefits plans. As a result, these shares can be freely sold in the public market upon issuance, subject to restrictions under the securities laws. In addition, certain of our directors, executive officers and large stockholders have established or may in the future establish programmed selling plans under Rule 10b5-1 of the Exchange Act for the purpose of effecting sales of common stock. If any of these events causes a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

There may not be a viable public market for our common stock, and market volatility may affect our stock price and the value of your investment.
     Our common stock had not been publicly traded prior to our initial public offering, which was completed in December 2005, and an active trading market may not develop or be sustained. We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, our loan and security agreement with Silicon Valley Bank and Oxford Finance Corporation restricts our ability to pay cash dividends. Therefore, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Since our initial public offering on December 15, 2005 through July 17, 2008, the trading prices for our common stock have ranged from a high of $21.24 to a low of $3.30.
     The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
•	changes in the regulatory status of SILENOR™ or any other product candidate we develop, including requirements to conduct or results or anticipated timing of our non-clinical studies and clinical trials;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	events affecting our existing in-license agreements and any future collaborations or other strategic transactions, commercial agreements and grants;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	announcements concerning draw downs under the CEFF or other developments relating to the CEFF or other financing activities;

•	additions or departures of key personnel; and

•	discussion of us or our stock price by the financial and scientific press and in online investor communities.
     The realization of any of the risks described in these “Risk Factors” could have a dramatic and material adverse impact on the market price of our common stock. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.
If our executive officers, directors and largest stockholders choose to act together, they may be able to control our operations and act in a manner that advances their best interests and not necessarily those of other stockholders.
     As of July 8, 2008, our executive officers, directors and holders of 5 percent or more of our outstanding common stock beneficially owned approximately 65.4 percent of our common stock. As a result, these stockholders, acting together, would be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Investors may incur substantial dilution as a result of future equity issuances, and, as a result, our stock price could decline.
     We believe, based on our current operating plan, that our cash, cash equivalents and marketable securities as of March 31, 2008, together with additional funds available under the CEFF, will be sufficient to fund our operations through at least the first quarter of 2009. Because we will need to raise additional capital to fund our commercialization plans and development programs, among other things, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options or warrants and any additional shares issued under the CEFF or in connection with acquisitions or incentive programs, will result in dilution to investors.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
     Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15 percent of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.
We expend substantial costs and management resources as a result of laws and regulations relating to corporate governance matters.
     As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC and by the Nasdaq Stock Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and other requirements has caused us to expend substantial costs and management resources and will continue to do so. Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers. The Public Company Accounting Oversight Board approved a new auditing standard, Auditing Standard No. 5 in June 2007, and at the same time, the SEC issued guidance for management for complying with the requirements of Section 404. This new auditing standard and the related management guidance provide a more risk-based approach to compliance and testing under Section 404. However, we still expect to incur substantial costs and to devote significant resources to corporate governance matters. If we, or the third party service providers on which we rely, fail to comply with any of these laws or regulations, or if our auditors cannot timely attest to our evaluation of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our corporate governance or internal controls, which could have an adverse effect on our business and our stock price.
Risks Related To The Committed Equity Financing Facility With Kingsbridge
The Committed Equity Financing Facility that we entered into with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge, and may result in dilution to our stockholders.
     In May 2008, we entered into the CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; effectiveness of the registration statement of which this prospectus is a part; and the continued listing of our stock on the Nasdaq Global Market. In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition and if such condition continues for a period of ten days from the date Kingsbridge provides us notice of such material and adverse event. If we are unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, we may be unable to access capital on favorable terms or at all.
     We are entitled in certain circumstances to deliver a blackout notice to Kingsbridge to suspend the use of the registration statement of which this prospectus is a part and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares held by Kingsbridge (exclusive of shares that Kingsbridge may hold pursuant to exercise of the Kingsbridge warrant) and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the registration statement, the blackout or other payment could be significant.
     Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, it will have a dilutive effective on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of up to twelve percent from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

FORWARD-LOOKING STATEMENTS
     Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should” or “would.” Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation: the potential for the FDA to impose non-clinical, clinical or other requirements to be completed before or after regulatory approval of SILENOR™; our ability to demonstrate to the satisfaction of the FDA that potential NDA approval of SILENOR™ is appropriate without standard, long-term carcinogenicity studies, given the context of completed trials and pending studies; the potential for SILENOR™ to receive regulatory approval for one or more indications and with a label that is consistent with our patent protection on a timely basis or at all; the timing and results of non-clinical studies for SILENOR™, and the FDA’s agreement with our interpretation of such results; the potential to enter into and the terms of any strategic transaction relating to SILENOR™; the scope, validity and duration of patent protection and other intellectual property rights for SILENOR™; whether such patent protection provides exclusivity for SILENOR™; our ability to operate our business without infringing the intellectual property rights of others; unexpected findings relating to SILENOR™ that could delay or prevent regulatory approval or commercialization, or that could result in recalls or product liability claims; other difficulties or delays in development, testing, manufacturing and marketing of and obtaining regulatory approval for SILENOR™; estimates of the potential markets for SILENOR™ and our ability to compete in these markets; our products, our expected future revenues, operations and expenditures and projected cash needs; our ability to raise sufficient capital; our ability to comply with the covenants under the secured loan agreement with Silicon Valley Bank and Oxford Finance Corporation; the potential for an event of default under the secured loan agreement, and the corresponding risk of acceleration of repayment and potential foreclosure on the assets pledged to secure the line of credit; our ability to fully utilize the CEFF as a source of future financings, whether due to the maximum number of shares issuable under the CEFF consistent with Nasdaq Global Market listing requirements, our ability to satisfy various conditions to drawdowns under the CEFF, Kingsbridge’s performance of its obligations under the CEFF or otherwise; the impact on the level of our stock price, which may decline, in connection with the implementation of the CEFF, the filing of the related registration statement or the occurrence of any drawdowns; and other material risks described under the heading “Risk Factors.”
     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our securities, you should carefully consider the risk factors in this prospectus, in addition to the other information set forth in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any issuance of shares by us to Kingsbridge under the common stock purchase agreement or in connection with the exercise of the Kingsbridge warrant will be made pursuant to an exemption from the registration requirements of the Securities Act. To the extent the warrant held by the selling stockholder is exercised at its current exercise price, we would receive approximately $894,000 in cash proceeds, unless such warrant is exercised on a cashless basis pursuant to its terms.
     Unless otherwise provided in the applicable prospectus supplement, we intend to use the proceeds from our sales, if any, to Kingsbridge to finance our ongoing and planned development work for SILENOR™, the activities required to facilitate the FDA review process for the NDA for SILENOR™ and certain pre-marketing activities in preparation for the potential commercialization of SILENOR™, and for general corporate purposes, including capital expenditures and working capital. Due to the risks inherent in the regulatory approval process, we are unable to estimate with any certainty the total costs or when we will incur these costs in the potential commercialization of SILENOR™ or any other product candidate for which we may acquire rights. We may also use a portion of the proceeds to acquire or invest in complementary businesses or products or to obtain rights to additional product candidates and other technologies. We have no commitments with respect to any such acquisitions or investments. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our development programs and the amount and timing of revenues, if any, from any future collaborations or similar transactions. We therefore cannot estimate the amount of proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the proceeds. Pending the uses described above, we intend to invest the proceeds in interest-bearing, investment-grade securities.

SELLING STOCKHOLDER
     This prospectus relates to the possible resale by the selling stockholder, Kingsbridge, of shares of common stock that we may issue pursuant to the common stock purchase agreement we entered into with Kingsbridge on May 21, 2008, or upon exercise of the warrant we issued to Kingsbridge. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement we entered into with Kingsbridge on May 21, 2008.
     The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the common stock purchase agreement or upon exercise of the warrant. However, unless and until the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75 million, the selling stockholder may not offer or sell pursuant to this prospectus in any twelve calendar month period more than one-third (1/3) of the aggregate market value of the shares of our common stock held by non-affiliates.
     The following table presents information regarding Kingsbridge and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder. As used in this prospectus, the term “selling stockholder” includes Kingsbridge and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based both on 18,422,847 shares of our common stock actually outstanding as of July 8, 2008 and on the assumption that all shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on May 21, 2008 and all shares of common stock issuable upon exercise of the warrant held by Kingsbridge are outstanding as of that date.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned Prior to			Number of Shares	Beneficially Owned After
Security Holders	the Offering			Being Offered	Offering

	Number		Percent		Number	Percent
Kingsbridge Capital Limited(1)	3,837,098	(2)	17.2%	3,837,098	0	0%

(1)	The address of Kingsbridge is Kingsbridge Capital Limited, Attention: Mr. Anthony Garner-Hillman, P.O. Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey, JE42QP, Channel Islands.

(2)	Consists of 3,672,098 shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on May 21, 2008 and 165,000 shares of common stock issuable upon exercise of a warrant, which warrant is not exercisable before November 21, 2008. For the purposes hereof, we assume the issuance of all 3,837,098 shares. Maria O’Donoghue and Adam Gurney have shared voting and investment control of the securities held by Kingsbridge. Kingsbridge does not accept third party investments.

PLAN OF DISTRIBUTION
     We are registering 3,837,098 shares of common stock under this prospectus on behalf of the selling stockholder, Kingsbridge. However, unless and until the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75 million, the selling stockholder may not offer or sell pursuant to this prospectus in any twelve calendar month period more than one-third (1/3) of the aggregate market value of the shares of our common stock held by non-affiliates. Except as described below, to our knowledge, Kingsbridge has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
     Kingsbridge may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Global Market, on the over-the-counter market, otherwise or in a combination of such methods of sale, at then-prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the Nasdaq rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.
     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
     Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
     Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
     We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.
     Under the terms of the Kingsbridge common stock purchase agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.
     At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.
     The following summary of the rights of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
     We have authority to issue 100,000,000 shares of common stock, $0.0001 par value per share. As of July 8, 2008, we had 18,422,847 shares of common stock outstanding. As of July 8, 2008, we had an aggregate of 4,167,330 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our 2004 Equity Incentive Award Plan and 2005 Equity Incentive Award Plan, an aggregate of 1,894,352 shares of common stock reserved for issuance pursuant to future grants under our 2005 Equity Incentive Award Plan and an aggregate of 404,452 shares of common stock reserved for issuance upon the exercise of warrants held by Kingsbridge, Silicon Valley Bank and Oxford Finance Corporation. As of July 8, 2008 we also had 665,152 shares of common stock reserved for issuance under our 2005 Employee Stock Purchase Plan.
Voting Rights
     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
Dividends
     Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
Liquidation
     Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding.
Rights and Preferences
     Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.
Fully Paid and Nonassessable
     All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby will be fully paid and nonassessable.

Preferred Stock
     Under the terms of our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.
Warrants
     In connection with the CEFF, on May 21, 2008, we issued a warrant to purchase 165,000 shares of common stock to Kingsbridge with an exercise price of $5.4175 per share. The Kingsbridge warrant is exercisable beginning six months after the issuance date and expires on November 21, 2013. On May 21, 2008 we also issued a warrant to purchase 79,817 shares of common stock and 159,635 shares of common stock to Silicon Valley Bank and Oxford Finance Corporation, respectively, in connection with our loan and security agreement. The Silicon Valley Bank and Oxford Finance Corporation warrants are exercisable immediately, and each has a per-share exercise price of $4.385 and a term of ten years.
     Each of these warrants contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price.
Registration Rights
Investors’ Rights Agreement
     The holders of approximately 8,425,000 shares of common stock are entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. These rights have been waived with respect to the registration statement relating to this prospectus. Certain of these holders are entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1.0 million and we have not already filed two registration statements on Form S-3 in the previous twelve months.
     All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 90 days prior to or 180 days after an offering of our securities, including the offering made hereunder.
Registration Rights Agreement with Kingsbridge
     In connection with establishing the CEFF, we entered into a registration rights agreement with Kingsbridge. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the agreement, then we must pay amounts to Kingsbridge, or issue Kingsbridge additional shares in lieu of payment, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge pursuant to such draw down and the change in the market price of our common stock between the date the blackout notice is delivered (or the registration statement is not effective) and the date the prospectus again becomes available.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
     Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.
     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated Preferred Stock
     The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Stockholder Meetings
     Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
     Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
     Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
Election and Removal of Directors
     Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Delaware Anti-Takeover Statute
     We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions
     The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds (2/3) of our then outstanding common stock.
     The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Nasdaq Global Market
     Our common stock is quoted on the Nasdaq Global Market under the symbol “SOMX.”
LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. As of the date if this prospectus, Latham & Watkins LLP and certain employees of the firm who have rendered, and will continue to render, legal services to us, own shares of our common stock representing in the aggregate less than one percent of the shares of our common stock outstanding immediately prior to the filing of the registration statement of which this prospectus is part.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
     We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Any information so updated or superseded shall not be deemed, except as so updated or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement, provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:
•	our annual report on Form 10-K for the year ended December 31, 2007;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2008;

•	our current reports on Form 8-K filed on February 25, 2008, April 18, 2008, May 22, 2008 and June 13, 2008;

•	our definitive proxy statement on Schedule 14A filed on May 13, 2008 (other than the portions of such Proxy Statement that are furnished rather than filed under the Exchange Act); and

•	the description of our common stock contained in our registration statement on Form 8-A, filed on December 12, 2005.
     These documents may also be accessed on our website at www.somaxon.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents by writing or telephoning us at the following address:
Somaxon Pharmaceuticals, Inc.
3721 Valley Centre Drive, Suite 500
San Diego, California 92130
(858) 480-0400

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$534
Legal Fees and Expenses	$75,000	*
Accounting Fees and Expenses	$20,000	*
Printing Expenses	$3,000	*
Transfer Agent Fees and Expenses	$2,500	*
Miscellaneous	$966	*

Total	$102,000	*

*	Estimated
Item 15. Indemnification of Directors and Officers
     As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.
     These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
     As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:
•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

     We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by each of these persons in any action or proceeding arising out of his or her services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.
     We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.
     See also the undertakings set out in response to Item 17.
Item 16. Exhibits
     A list of exhibits filed with this registration statement on Form S-3 is set forth on the Exhibit Index and is incorporated herein by reference.
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Somaxon Pharmaceuticals, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 18, 2008.

Somaxon Pharmaceuticals, Inc.
By:	/s/ David F. Hale
David F. Hale
Executive Chairman of the Board and Interim Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David F. Hale, Meg M. McGilley and Matthew W. Onaitis and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ David F. Hale David F. Hale	Executive Chairman of the Board and Interim Chief Executive Officer (Principal Executive Officer)	July 18, 2008

/s/ Meg M. McGilley Meg M. McGilley	Vice President, Chief Financial Officer and Treasurer (Principal Financial Accounting Officer)	July 18, 2008

/s/ Terrell A. Cobb	Director	July 18, 2008
Terrell A. Cobb

/s/ Michael L. Eagle Michael L. Eagle	Director	July 18, 2008

Signature	Title	Date

/s/ Erle T. Mast Erle T. Mast	Director	July 18, 2008

/s/ Jesse I. Treu, Ph.D.	Director	July 18, 2008
Jesse I. Treu, Ph.D.

/s/ Daniel K. Turner III Daniel K. Turner III	Director	July 18, 2008

/s/ Kurt von Emster Kurt von Emster	Director	July 18, 2008

/s/ Kurt C. Wheeler Kurt C. Wheeler	Director	July 18, 2008

/s/ Thomas G. Wiggans Thomas G. Wiggans	Director	July 18, 2008

EXHIBIT INDEX

Exhibit Number	Description

3.1(1)	Amended and Restated Certificate of Incorporation
3.2(2)	Amended and Restated Bylaws
4.1(3)	Form of Common Stock Certificate
4.2(4)	Amended and Restated Investor Rights Agreement dated July 2, 2005
4.3(5)	Warrant dated May 21, 2008 issued to Silicon Valley Bank
4.4(5)	Warrant dated May 21, 2008 issued to Oxford Finance Corporation
4.5(5)	Warrant dated May 21, 2008 issued to Kingsbridge Capital Limited
4.6(5)	Registration Rights Agreement, dated February 3, 2006, between the Registrant and Kingsbridge Capital Limited
5.1	Opinion of Latham & Watkins LLP
10.1(5)	Common Stock Purchase Agreement, dated February 3, 2006, between the Registrant and Kingsbridge Capital Limited
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Latham & Watkins LLP (reference is made to Exhibit 5.1)
24.1	Powers of Attorney (contained on the signature page of this registration statement)

(1)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on November 30, 2005.

(2)	Filed with the Registrant’s Current Report on Form 8-K on December 6, 2007.

(3)	Filed with Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 on December 13, 2005.

(4)	Filed with the Registrant’s Registration Statement on Form S-1 on October 7, 2005.

(5)	Filed with Registrant’s Current Report on Form 8-K on May 22, 2008.